EXHIBIT 10.3

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is entered into on August 20, 2021 (the “Execution Date”) and will be effective starting September 1, 2021 (the “Effective Date”) by and between Triangle 9 Real Estate, Inc., a Delaware corporation (the “Company”) and Jennifer Thomas, an individual (the “Employee”).

WHEREAS, the Company desires to employ the Employee, and the Employee desires employment with the Company, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants set forth below, the parties agree as follows:

ARTICLE 1. DUTIES AND SCOPE OF EMPLOYMENT

Section 1.1. Employment. Employee shall be employed by the Company on an “at-will” basis, meaning that either Employee or the Company shall be entitled to terminate Employee’s employment at any time and for any reason, with or without cause and with or without notice, subject to the terms of this Agreement, beginning on the Effective Date and ending as provided in Article 3 (the “Employment Term”). The date on which Employee’s employment under this Agreement terminates is referred to herein as the “Termination Date”.

Section 1.2 Duties and Services. During the Employment Term, Employee shall serve as the Company’s Chief Executive Officer (the “CEO”), reporting directly to the Company’s Board of Directors of the Company.). Employee shall also serve as the Chief Executive Officer of the Company’s parent company (the “Parent CEO”) Triangle 9, Inc., (“T9”). Employee’s duties and services will be consistent with Employee’s title and position with the Company, subject to the direction of the Company’s Board of Directors. Employee will devote his/her reasonable best efforts to the provision of duties and services under this Agreement and shall perform such duties and services to the best of his/her abilities in a diligent, trustworthy, businesslike and efficient manner.

ARTICLE 2. COMPENSATION AND BENEFITS

Section 2.1 Cash Compensation. The Company will pay Employee as the rate of $175,000 per year for part-time employment. During the time that Employee is part-time, Employee shall devote all time as is reasonably necessary to perform all responsibilities assigned by the Board of Directors. All cash compensation due to Employee will be accrued until such time as the Company raises at least Five Million Dollars ($5,000,000) (the “Financing”) in one or a series of equity financing transactions within a twelve (12) month period, at which time all deferred compensation shall be paid in a one-time, lump-sum payment within thirty (30) days of the closing of the Financing. Upon completion of the Financing, Employee will work full-time for the Company and the Company will pay Employee at the rate of $200,000 per year which shall be paid in accordance with the Company’s standard payroll practices, subject to all necessary statutory deductions. Upon completion of an additional series of equity financing transactions totaling Fifteen Million Dollars ($15,000,000) after the initial Financing, the Company agrees in good faith to re-evaluate Employee’s compensation package. Nothing in this section shall alter Employee’s at-will employment status.

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Section 2.2 Equity Award. Within thirty (30) days of the Effective Date, the Company’s parent, Triangle 9, Inc., a Delaware corporation (“T9”) will award to Employee restricted stock units (“RSU’s”) in an amount equal to 10% of the fully-diluted outstanding equity of T9. One-third (1/3) of the RSU’s will vest on the date which is twelve (12) months after the Effective Date, and the remaining two-thirds (2/3) will vest in equal amounts over the next twenty-four (24) months. Employee will be presented with a separate RSU Award Agreement. Should any liquidity event (such as a sale of the Company or an initial public offering) transpire prior to the end of the vesting schedule described in this section, Employee’s RSUs will accelerate and shall be deemed fully vested/owned by Employee upon the date that such liquidity event transpires.

Section 2.3 Benefits. The Company does not currently offer health or other insurance, savings plans, or any other benefits. The Company reserves the right to cancel or change the benefit plans and programs it offers to its employees at any time.

Section 2.4 Paid Time Off. The Company does not currently offer paid vacation, holidays, sick days, personal time, or any other paid time off.

Section 2.5 Expenses. The Company will reimburse Employee only for pre-approved and reasonable business expenses incurred by Employee in the furtherance of or in connection with the performance of Employee’s duties hereunder upon presentation of an itemized account and appropriate supporting documentation.

ARTICLE 3. COVENANTS

Section 3.1 Confidential Information.

3.1.1 Company Information. During the Employment Term and following the Termination Date, Employee: (i) will hold all Confidential Information (defined hereafter) in trust and in strict confidence; (ii) will not disclose, and will use commercially reasonable efforts to protect, the Confidential Information; (iii) will not, directly or indirectly, use or assist others to use Confidential Information; and (iv) will not, directly or indirectly, use, disseminate or otherwise disclose any Confidential Information to any third party, except in the case of each of (i) through (iv) above, as required by Employee’s duties in the course of his/her employment by the Company or requested or legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, civil or criminal investigative demand or similar process) or required by a regulatory body to make any disclosure which is prohibited or otherwise constrained by this Agreement, provided, that Employee shall: (A) provide the Company with prompt notice of any such request(s) so that the Company may seek an appropriate protective order or other appropriate remedy and (B) provide reasonable assistance to the Company in obtaining any such protective order. If such protective order or other remedy is not obtained or the Company grants a waiver hereunder, then Employee may finish that portion (and only that portion) of the Confidential Information which, in the written opinion of counsel reasonably acceptable to the Company, Employee is legally compelled or otherwise required to disclose; provided, that Employee shall use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any Confidential Information so disclosed. “Confidential Information” shall mean any Company proprietary information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, customer lists, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing, finances or other business information disclosed to Employee or of which Employee became aware as a consequence of or through his/her employment with the Company. Notwithstanding the foregoing, the term “Confidential Information” shall not include information that (x) is or becomes available to the public, other than because of disclosure by Employee in breach of this Agreement; (y) was or becomes available to Employee from a source other than the Company, but only if such source is not known to Employee to be bound by an obligation of secrecy to the Company with respect to the information disclosed; or (z) has been independently developed by Employee without breaching an of his/her obligations under this Agreement.

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3.1.2. Prior Obligations. Employee represents that to the Employee’s knowledge the Employee’s performance of all terms of this Agreement as an employee of the Company has not breached and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by Employee prior or subsequent to the commencement of employment with the Company, and Employee will not disclose to the Company or use any inventions, confidential or non-public proprietary information or material belonging to any current or former client or employer or any other party. Employee will not induce the Company to use any inventions, confidential or non-public proprietary information, or material belonging to any current or former client or employer or any other party. Employee acknowledges and agrees that Employee has listed on Exhibit A all agreements (e.g., non-competition agreements, non-solicitation of customers agreements, non-solicitation of employees agreements, confidentiality agreements, inventions agreements, etc.) with a current or former employer, or any other person or entity, that may restrict Employee’s ability to accept employment with the Company or ability as an employee to recruit or engage customers or service providers on behalf of the Company, or otherwise relate to or restrict Employee’s ability to perform duties as an employee of the Company or any obligation Employee may have to the Company.

3.1.3 Third Party Information. Employee recognizes that the Company has received and, in the future, will receive from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. Employee agrees to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out Employee’s work for the Company consistent with the Company’s agreement with such third party.

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Section 3.2 Assignment of Inventions. All inventions, innovations or improvements related to the Company’s methods of conducting its business (including any new product or formulation not currently available within the United States, contributions, improvements, ideas and discoveries, whether patentable or not), conceived or made by Employee during his/her employment with the Company belong to the Company, and Employee hereby will assign and assigns all of such inventions, innovations and improvements, contributions, ideas and discoveries to the Company. Employee will cooperate and perform all actions reasonably requested to establish and confirm such ownership in the Company.

Section 3.3 Company Property; Returning Company Property. Employee acknowledges and agrees that Employee has no expectation of privacy with respect to the Company’s telecommunications, networking or information processing systems (including, without limitation, stored company files, e-mail messages and voice messages) and that Employee’s activity and any files or messages on or using any of those systems may be monitored at any time without notice. Employee further agrees that any property situated on the Company’s premises and owned by the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice. Employee agrees that, on the Termination Date or on the Company’s request at any time, Employee will deliver to the Company (and will not destroy or keep in Employee’s possession, recreate or deliver to anyone else) any and all Trade Secrets (defined below) devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, notebooks, materials, flow charts, equipment, other documents or property, or reproductions of any of the aforementioned items obtained by Employee during Employee’s Employment Term.

Section 3.4. Notification of Future Employer. Employee hereby grants consent to notification by the Company to any future or prospective employer about any violation of the Company’s rights (or Employee’s obligations) under Sections 3.1.3, 3.5, 3.6, or 3.9 of this Agreement.

Section 3.5 Non-Solicitation of Employees. During the Employment Term and for a period of twenty four (24) months from and after the Termination Date, Employee will not, directly or indirectly, (i) solicit for employment or employ (or attempt to solicit for employment or employ), for Employee or on behalf of any other Person (other than the Company) (provided that nothing herein shall prevent Employee from making a general solicitation not targeted at the Company’s employees), any employee of the Company or any Person who was such an employee during the Employment Term; or (ii) otherwise encourage any such employee to leave his/her or her employment with the Company.

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Section 3.6 Non-Solicitation of Others. During the Employment Term and for a period of twenty four (24) months from and after the Termination Date, Employee will not, directly or indirectly, (i) solicit, call on or transact or engage in the Company’s Business with (or attempt to do any of the foregoing with respect to) any customer, distributor, vendor, supplier or agent with whom the Company shall have dealt, or that the Company shall have actively sought to deal, at any time during the Employment Term for or on behalf of Employee or any other Person (other than the Company) in connection with the Company’s Business; or (ii) encourage any such customer, distributor, vendor, supplier or agent to cease, in whole or in part, its business relationship with the Company. For purposes of this Agreement, the “Company’s Business” shall mean providing purchasing, building, or operating real estate in the legal cannabis markets in the United States, including cultivation facilities, manufacturing/processing facilities, retail stores, distribution facilities, testing labs, and land for cultivation.

Section 3.7 Covenants Reasonable; Court Modification. Employee acknowledges and agrees that the Company competes throughout the United States and that the covenants provided for in this Agreement are reasonable and necessary in terms of scope, duration, area, line of business and all other matters to protect the Company’s legitimate business interests. To the extent that any of the provisions contained in this Agreement may later be adjudicated by a court of competent jurisdiction to be too broad to be enforced with respect to such provision’s scope, duration, area, line of business or any other matter, such provision shall be deemed amended by limiting and reducing such provision, scope, duration, area, line of business or other matter, as the case may be, so as to be valid and enforceable to the maximum extent compatible with the applicable laws of such jurisdiction and this Agreement as drafted. Any such deemed amendment shall only apply with respect to the operation of such provision in the applicable jurisdiction in which such adjudication is made.

Section 3.8 Uniqueness of Employee’s Services; Specific Performance. Employee hereby represents and agrees that the services to be performed by Employee under this agreement are of a special, unique, unusual, extraordinary and intellectual character that gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated in damages in an action at law. Employee acknowledges that any breach by him/her of the provisions of this Article 3 shall cause irreparable harm to the Company and that a remedy at law for any breach or attempted breach of Article 3 of this Agreement will be inadequate. Employee agrees that, notwithstanding any other provision contained in this Agreement, the Company shall be entitled to exercise all remedies available to it, including specific performance and injunctive and other equitable relief, in the case of any such breach or attempted breach.

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Section 3.9 Trade Secrets

3.9.1 Definition. The parties acknowledge and agree that during Employee’s employment and in the course of the discharge of his/her duties hereunder, Employee shall have access to and become acquainted with information concerning the operation and processes of the Company, including without limitation, financial, personnel, sales, intellectual property, and other information that is owned by the Company’s business, and that such information constitutes the Company’s trade secrets (“Trade Secrets”). Notwithstanding the foregoing, Trade Secrets do not include: (i) information that is or becomes available to the public, other than because of disclosure by Employee in breach of this Agreement; or (ii) information that subsequently becomes part of public knowledge or literature through a deliberate act of the Company as of the date of its becoming public.

3.9.2 Covenant. Employee specifically agrees that he/she shall not misuse, misappropriate, or disclose any such Trade Secrets, directly or indirectly to any other Person or use them in any way, either during the term of this Agreement or at any other time thereafter, except as is required in the course of his/her employment hereunder.

3.9.3 Trade Secret Misappropriation. Employee acknowledges and agrees that the sale or unauthorized use or disclosure of any Company’s Trade Secrets obtained by Employee during the course of his/her employment with the Company, including information concerning the Company’s current or any future and proposed work, services, or products, the facts that any such work production, as well as any descriptions thereof, would constitute unfair trade practices and unauthorized use of the Company’s Trade Secrets, whether such information is used during the Employment Term or at any other time thereafter.

ARTICLE 4. GENERAL PROVISIONS.

Section 4.1 Advice of Counsel. Employee hereby acknowledges and represents that Employee has had the opportunity to seek independent legal counsel regarding Employee’s rights and obligations under this Agreement, and has done so or decided not to do so, at Employee’s choosing, and that he/she fully understands the terms and conditions contained herein. This Agreement shall not be construed against any party by reason of the drafting or preparation thereof.

Section 4.2 Notices. Any notice provided for in this Agreement must be in writing and must be either personally delivered, sent by reputable overnight courier service, or emailed (with confirmed receipt) to the recipient at the address below indicated.

To the Company:	Triangle 9 Real Estate, Inc. 3753 Howard Hughes Pkwy, Suite 200 Las Vegas, NV 89169 Attn: Jordan Lams, President Email: JL@triangle-9.com

To the Employee:	At the Employee’s last known address, as listed with the Company or to such address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given when so delivered.

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Section 4.3 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law or rule in any, jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or such application in any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein; provided, that if any of the provisions of this Agreement are held to be invalid, illegal or unenforceable, then such provisions shall be deemed amended in the manner and to the extent provided for herein.

Section 4.4 Complete Agreement. This Agreement embodies the complete agreement and understanding among the parties relating to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

Section 4.5 Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement. Any signature delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall be deemed a manually executed and delivered original.

Section 4.6 Successors and Assigns. The Company may assign this Agreement to a Person who purchases or succeeds to all or substantially all of the assets of the Company, by operation of law, asset purchase or otherwise. Subject to the two immediately preceding sentences, this Agreement is intended to bind and inure to the benefit of and be enforceable by Employee and the Company and their respective successors and assigns (and, in the case of Employee, heirs and personal representatives). Employee may not delegate any of her obligations hereunder; however, Employee may, with consent of the Company, assign the economic benefit of this Agreement to an entity of her choosing, but Employee will severally exclusively be responsible for performance under this Agreement.

Section 4.8 Choice of Law; Jurisdiction and Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Nevada without regard to conflicts of laws principles thereof and all questions concerning the validity and construction hereof shall he determined in accordance with the laws of said State. Each party irrevocably submits to the personal and exclusive jurisdiction of binding arbitration located in Clark County, Nevada, in any action or proceeding arising out of or relating to this Agreement and hereby irrevocably agrees on behalf of himself, herself or itself and on behalf of such party’s heirs, personal representatives, successors and assigns that all claims in respect of such action or proceeding may be heard and determined in such arbitration.

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Section 4.9 Waiver of Jury Trial. THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE RELATIONSHIP ESTABLISHED HEREUNDER.

Section 4.10 Amendments and Waivers. No provision of this Agreement may be amended or waived without the prior written consent of the parties hereto. The waiver by either party to this Agreement of a breach of any provision of this Agreement shall not be construed or operate as a waiver of any preceding or succeeding breach of the same, or any other term or provision, or as a waiver of any contemporaneous breach of any other term, or provision or as a continuing waiver of the same or any other term or provision.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

“Company”	“Employee”

Triangle 9 Real Estate, Inc.,	Jennifer Thomas
a Delaware corporation

/s/ Jordan Lams	/s/ Jennifer Thomas
By: Jordan Lams
Its: President

Executed only to acknowledge its obligations pursuant to Section 2.2:

“T9”

Triangle 9, Inc.,
a Delaware corporation

/s/ Jordan Lams
By: Jordan Lams
Its: President

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Exhibit A

Prior Obligations

A-1